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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 19 April 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date: 19 April 2004

Notification of Major Interests in Shares

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

Ines Watson - Assistant Secretary

Tel + 44 (0)20 7802 4176

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.
1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES, INC.
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC. ON BEHALF OF ITS AFFILIATES			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE SCHEDULE B ANNEXED HERETO
5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed 1,029,000	8.	Percentage of issued class 0.042%

9.	Class of security ORDINARY US$0.50		10.		Date of transaction 13 APRIL 2004	11.	Date company informed 16 APRIL 2004
12.	Total holding following this notification 196,561,836			13.	Total percentage holding of issued class following this notification 7.964%

14.	Any additional information ANNOUNCEMENT TRIGGERED BY AFFILIATES DECREASING THEIR INTEREST (SEE SCHEDULE A ANNEXED HERETO)			15.	Name of contact and telephone number for queries INES WATSON +44 (0)20 7802 4176
16.	Name and signature of authorised company official responsible for making this notification INeS WATSON, ASSISTANT SECRETARY, BHP BILLITON PLC
Date of notification 19 APRIL 2004

Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Schedule of holdings in BHP Billiton Plc as of 13 April 2004

BHP Billiton Plc

Schedule A

Number of Percent of
Shares Outstanding
The Capital Group Companies, Inc. ("CG") holdings 196,561,836 7.964%
Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company 77,546,536 3.142%

Capital International Limited 60,059,149 2.433%

Capital International S.A 23,804,037 0.964%

Capital International, Inc. 12,981,087 0.526%

Capital Research and Management Company 22,171,027 0.898%

Schedule of holdings in BHP Billiton Plc as of 13 April 2004

BHP Billiton plc

Schedule B

Capital Guardian Trust Company

Registered Name                                                                                                       Local Shares
Bank of New York Nominees	1,924,369
Bank of New York 3 Birchin Lane London EC3V 9BY UK
Bankers Trust	2,662,182
59 1/2 Southmark Street 2nd Floor London SEI 0HH UK
Barclays Bank	540,759
Barclays Global Securities Services 8 Angel Court London EC2R 7HT UK
BT Globenet Nominees Ltd.	689,985
1 Appold Street Broadgate London EC2A 2HE UK
Chase Nominees Limited	34,733,643
Woolgate House Coleman Street London EC2P 2HD UK
Citibank London	39,502
11 Old Jewry London EC2R 8D8 UK

Registered Name                                                                                                       Local Shares
HSBC Bank plc	34,872
Securities Services, Mariner House Pepys Street London EC3N 4DA
Investors Bank & Trust Co	813,100

Mellon Bank N.A.	262,900
London Branch London United Kingdom
Mellon Nominees (UK) Limited	2,873,500
150 Buchanan Street Glasgow G1 2DY United Kingdom
Midland Bank plc	11,269,628
5 Laurence Poutney Hill EC4R 0E, United Kingdom

MSS Nominees Limited	40,910
Midland Bank plc Mariner House, Pepys London EC3N 4DA
Nortrust Nominees Limited	9,235,675
155 Bishopsgate London EC2M 3XS UK

Registered Name                                                                                                       Local Shares
Royal Bank of Scotland	119,605
Regents House, 42 Islington High Street London N1 8XL UK

ROY Nominees Limited	59,496
71N Queen Victoria Street London Ec4V 4DE UK
State Street Bank & Trust Co	133,957

State Street Nominees Limited	12,112,453
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	77,546,536

Schedule of holdings in BHP Billiton Plc as of 13 April 2004

Capital International Limited

Registered Name                                                                                                       Local Shares
Bank of New York Nominees	14,896,672
Bank of New York 3 Birchin Lane London EC3V 9BY
Barclays Bank	950,336
Barclays Global Securities Services 8 Angel Court London EC2R 7HT
Bankers Trust	606,163
59 1/2 Southwark Street 2nd Floor London SE1 0HH
Bank One London	982,973

Chase Nominees Limited	10,791,366
Woolgate House Coleman Street London EC2P 2HD
Citibank London	930,306
11 Old Jewry London EC2R 8D8 UK
Citibank NA	400,494
Toronto

Registered Name                                                                                                       Local Shares
Clydesdale Bank plc	528,515

Deutsche Bank AG	1,611,560
23 Great Winchester Street London EC2P 2AX UK
HSBC Bank plc	1,157,317
Securities Services, Mariner House Pepys Street London EC3N 4DA
JP Morgan Chase Bank	268,900

Lloyds Bank	171,712
Central Settlement Section Branches Stock Office 34 Threadneedle Street London
Mellon Bank N.A.	1,008,439
London Branch London UK
Mellon Nominees (UK) Limited	898,969
150 Buchanan Street Glasgow G1 2DY UK
Midland Bank plc	117,059
5 Laurence Poutney Hill EC4R 0E UK

Registered Name                                                                                                       Local Shares
Morgan Guaranty	239,032
83 Pall Mall London SW1Y 5ES UK
MSS Nominees Limited	242,700
Midland Bank plc Mariner House, Pepys London EC3N 4DA
Northern Trust	2,774,647
c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M3XS
Northern Trust AVFC	485,932
South Africa
Nortrust Nominees	7,582,124
155 Bishopsgate London ECM 3XS UK
Royal Bank of Scotland	4,912,157
Regents House, 42 Islington High St London N1 8XL UK
State Street Australia Limited	27,300
Australia
State Street Bank & Trust Co	7,179,987

State Street Nominees Limited	1,294,489
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	60,059,149

Schedule of holdings in BHP Billiton Plc as of 13 April 2004

Capital International S.A.

Registered Name                                                                                                       Local Shares
Barclays Bank	2,055,947
Barclays Global Securities Services 8 Angel Court London EC2R 7HT
Brown Bros	169,046
One Mellon Bank Center Pittsburg, PA 15258
Chase Nominees Limited	6,058,395
Woolgate House Coleman Street London EC2P 2HD
Citibank London	135,524
11 Old Jewry London EC2R 8D8 UK
Citibank NA	85,633
Toronto
Credit Suisse London Branch	147,555
24 Bishopsgate London EC2N 4BQ UK

Registered Name                                                                                                       Local Shares
Deutsche Bank AG	659,309
23 Great Winchester Street London EC2P 2AX UK
HSBC Bank plc	1,183,157
Securities Services, Mariner House Pepys Street London EC3N 4DA
JP Morgan	8,989,973

Lloyds Bank	31,800
Central Settlement Section Branches Stock Office 34 Threadneedle Street London
Midland Bank plc	1,807,411
5 Laurence Poutney Hill EC4R 0E UK
Morgan Stanley	172,205

MSS Nominees Limited	170,700
Midland Bank plc Mariner House, Pepys London EC3N 4DA
National Westminster Bank	665,922

Registered Name                                                                                                       Local Shares
Nortrust Nominees Limited	178,786
155 Bishopsgate London EC2M3XS
Pictet & Cie	172,400
Geneva
Royal Bank of Scotland	508,608
Regents House, 42 Islington High St London N1 8XL UK
RBSTB Nominees Ltd	403,585
67 Lombard Street London EC3 3DL UK
State Street Bank & Trust Co	140,481

State Street Nominees Limited	67,600
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	23,804,037

Schedule of holdings in BHP Billiton Plc as of 13 April 2004

Capital International, Inc.

Registered Name                                                                                                       Local Shares
Bank of New York Nominees	780,148
Bank of New York 3 Birchin Lane London EC3V 9BY
Bankers Trust	22,991
59 1/2 Southwark Street 2nd Floor London SE1 0HH
Chase Nominees Limited	3,276,028
Woolgate House Coleman Street London EC2P 2HD
Citibank	32,147

Citibank London	68,305
11 Old Jewry London EC2R 8D8 UK
Citibank NA	424,244
Toronto
Deutsche Bank Mannheim	149,788

Registered Name                                                                                                       Local Shares
HSBC Bank plc	368,300
Securities Services, Mariner House Pepys Street London EC3N 4DA
JP Morgan Chase Bank	755,600

Midland Bank plc	517,714
5 Laurence Poutney Hill EC4R 0E UK
Northern Trust	49,889
C/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS
Nortrust Nominees Limited	303,198
155 Bishopsgate London EC2M3XS
Royal Bank of Scotland	464,169
Regents House, 42 Islington High St London N1 8XL UK
RBSTB Nominees Ltd	95,995
67 Lombard Street London EC3 3DL UK
State Street Bank & Trust Co	507,688

State Street Nominees Limited	5,164,883
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	12,981,087

Schedule of holdings in BHP Billiton Plc as of 13 April 2004

Capital Research and Management Company

Registered Name                                                                                                       Local Shares
Chase Nominees Limited	20,671,027
Woolgate House Coleman Street London EC2P 2HD
State Street Nominees Limited	1,500,000
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	22,171,027

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 19 April 2004